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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of December, 2003
                        -------------------------------


                      Perusahaan Perseroan (Persero) P.T.
                        Indonesian Satellite Corporation
                (Translation of Registrant's Name into English)


                                Indosat Building
                         Jalan Medan Merdeka Barat, 21
                           Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F   X    Form 40-F
                              -------          -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes         No     X
                            --------    ---------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)
                                                 ------

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[Company Logo]

                 INDOSAT TO INVEST US$ 1.1 BILLION IN 2003-2004
                  AND RECORDED 5.8 MILLION CELLULAR SUBSCRIBERS
                              BY MID DECEMBER 2003

Jakarta, 19 December 2003. PT Indosat Tbk ("Indosat") held a public expose at Indosat Building today to outline its key achievements in 2003 and its major plans for 2004.

Key achievements in 2003 were the successful execution of cellular focus strategy, the implementation of the legal merger between Satelindo, IM3 and Indosat as well as the successful execution of financing program.

"We thank our esteemed shareholders and investors, the financial community, our loyal customers, our hardworking employees, the media and the public in general for their keen support during the execution of Indosat key initiatives in 2003", noted Widya Purnama, President Director of Indosat, "We thank God that due to His blessings, we are able to close the year in a better position than before", continued Widya.

Following the release of its restrictive debt covenants, Indosat will be able to develop its business more aggressively in 2004 and beyond. In 2003, Indosat issued the Rp 2.5 trillion Indosat Bond III, the US$ 300 million, and had drawn-down Rp 2 trillion syndicated loan facility. In total, Indosat realized around Rp 7 trillion of financing in 2003, which will be used for debt refinancing and capital expenditure.

In 2003-2004, Indosat plan to invest around US$ 1.1 billion of which around US$ 580 million will be invested in 2004. Majority of these investments will be in the deployment of cellular network.

"Our major shareholders are very committed and supportive towards the long term development of Indosat. They believe in the benefits of cellular focused strategy to the long term shareholders value," said Ng Eng Ho, Deputy President Director of Indosat, "With 5.8 million cellular subscriber by mid December, we have surpassed our target of 5.5 million subscribers for the year. We are optimistic on the prospect of cellular business in the coming year", added Eng Ho.

Indosat public expose also featured Joshua Tanja, Head of Equity Research - Danareksa and Andri Rukminto, Director of AAA securities sharing their view on the prospects of Indosat and Indonesian Capital Market in general.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). In the third quarter 2003, cellular business contributed 60% of Company's operating revenues, IDD (24%) and MIDI & others (16%). Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

In November 2003, following the approval from the shareholders, creditors and regulators, the legal merger of Indosat with Satelindo and IM3, the second and fourth GSM operator in Indonesia is finalized. As the surviving entity, Indosat will continue the entire business of Satelindo and IM3.

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For Further Information Please Contact:

Corporate Communications Division
Telp: 62-21-3869614
Fax: 62-21-3804045
E-mail: investor@indosat.com
        --------------------
Website: www.indosat.com
         ---------------

Public Relations Department
Telp: 62-21-3869625
Fax: 62-21-3812617
E-mail: publicrelations@indosat.com
         ---------------------------
Website: www.indosat.com
          ---------------

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Perusahaan Perseroan P.T. Indonesian
                                            Satellite Corporation

Date: December 23, 2003                     By: /s/ Widya Pumama
                                               -----------------------------
                                               Name : Widya Pumama
                                               Title: President Director